BB

04016822

VF 8-7-04

RECD S.E.C.
MAY 0 7 2004
513

...ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-01-2003 (MM/DD/YY) AND ENDING 02-29-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Resources, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19457 Olson Avenue
(No. and Street)

Lake Oswego	Oregon	97034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kevin McAuliffe 503-638-9685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gold, Leins & Adoff, CPAs
(Name – *if individual, state last, first, middle name*)

51 Monroe St., Suite 1900	Rockville	MD	20850
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Agnelo G. Gonsalves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Resources, Inc., as of February 29, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL RESOURCES, INC.
(A Wholly Owned Subsidiary of Capital Resources Group, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

WITH

INDEPENDENT AUDITORS' REPORT

GOLD, LEINS & ADOFF

CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL RESOURCES, INC.

CONTENTS

GOLD, LEINS & ADOFF
Certified Public Accountants

Donald Gold, CPA
Charles R. Leins, CPA
Stanley Adoff, CPA

Members of the
American Institute of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Capital Resources, Inc.
19457 Olson Avenue
Lake Oswego, OR 97034

We have audited the accompanying balance sheet of Capital Resources, Inc. (a wholly owned subsidiary of Capital Resources Group, Inc.) as of February 29, 2004 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Capital Resources, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of Capital Resources, Inc. at February 29, 2004 and the results of its operations, changes in liabilities subordinated to claims of general creditors, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

51 Monroe Street • Suite 1900 • Rockville, Maryland 20850
301-340-6300 Office • 301-340-7168 Telefax

Our examination was made for the purpose of forming an opinion on the basic financia statements taken as a whole. The information contained in the supplemental schedule computation of net capital under rule 15c3-1 of the Securities and Exchang Commission, is presented for the purpose of additional analysis and is not a required pa of the basic financial statements, but is supplementary information required by rule 17a- of the Securities and Exchange Commission. Such information has been subjected t the auditing procedures applied in the examination of the basic financial statements an in our opinion is fairly stated in all material respects in relation to the basic financia statements taken as a whole.

Gold, Leins & Aloff

April 23, 2004

CAPITAL RESOURCES, INC.
(A Wholly owned Subsidiary of Capital Resources Group, Inc.)
BALANCE SHEET
February 29, 2004

ASSETS

Current assets:	
Cash	$ 179,871
Securities - long	-
Total assets	$ 179,871

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accrued expenses	$ 502
Payable to clearing broker	-
Total liabilities	502
Stockholder's equity:	
Common stock, par value $1.00 per share 100,000 shares authorized 2,000 shares issued and outstanding	2,000
Contributed capital in excess of par	210,806
Retained earnings (deficit)	(33,437)
Total stockholder's equity	179,369
Total liabilities and stockholder's equity	$ 179,871

See accompanying notes and independent auditors' report.

CAPITAL RESOURCES, INC.
(A Wholly owned Subsidiary of Capital Resources Group, Inc.)
STATEMENT OF INCOME
For the year ended February 29, 2004

Revenues:	
Trading revenues	$ 22,316
Interest and dividends	1,039
Total revenues	23,355
Expenses:	
Trading expenses	29,728
General and administrative:	
Fees and licenses	2,698
Office expenses	6,171
Legal and accounting	681
Telephone	1,978
Subtotal	11,528
Total expenses	41,256
Net loss before taxes	(17,901)
Income taxes	10
Net loss	$ (17,911)

See accompanying notes and independent auditors' report.

CAPITAL RESOURCES, INC.
(A Wholly owned Subsidiary of Capital Resources Group, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended February 29, 2004

	Common stock	Contributed capital in excess of par	Retained earnings (deficit)
Balances at beginning of year	$ 2,000	$ 210,806	$ (15,526)
Net loss	-	-	(17,911)
Balances at end of year	$ 2,000	$ 210,806	$ (33,437)

See accompanying notes and independent auditors' report.

CAPITAL RESOURCES, INC.
(A WHOLLY OWNED SUBSIDIARY OF CAPITAL RESOURCES GROUP, INC.)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended February 29, 2004

Subordinated liabilities at March 1, 2003	$ -
Subordinated liabilities at February 29, 2004	$ -

See accompanying notes and independent auditors' report.

CAPITAL RESOURCES, INC.
(A Wholly owned Subsidiary of Capital Resources Group, Inc.)
STATEMENT OF CASH FLOWS
For the year ended February 29, 2004

Cash flows from operating activities	
Net loss	$ (17,911)
Adjustments to reconcile net loss to cash flows from operating activities:	
Decrease(Increase) in assets:	
Securities - long	76,568
Increase(Decrease) in liabilities:	
Accrued expenses	(511)
Payable to clearing Broker	(1,044)
Total adjustments	75,013
Net cash provided by operating activities	57,102
Cash, beginning of year	122,769
Cash, end of year	$ 122,769
Supplemental disclosure of cash flows information:	
Income taxes	$ 10

See accompanying notes and independent auditors' report.

CAPITAL RESOURCES, INC.
(A Wholly Owned Subsidiary of Capital Resources Group, Inc.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004

NOTE 1. DESCRIPTION OF COMPANY

Capital Resources, Inc. (the Company) is a wholly owned subsidiary of Capital Resources Group, Inc.

The Company is a registered Broker/Dealer incorporated under the laws of the District of Columbia on May 6, 1986. Prior to May 6, 1986 the firm operated as Kozlow & Company, an unincorporated entity.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting

The Company maintains its books and records on the accrual method of accounting for financial reporting purposes and on the cash basis for income tax purposes.

Securities

Securities are comprised of the following:

Securities - long, represents marketable securities. All investments in securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Accordingly, all unrealized holding gains and losses are reflected in earnings.

Payable to Clearing Broker

Payable to Clearing Broker represents amount due by the Company in its clearance account with the clearing broker/dealer.

Income taxes

The Company prepares its income tax returns on the cash basis of accounting and files a consolidated tax return with its parent company.

CAPITAL RESOURCES, INC.
(A Wholly Owned Subsidiary of Capital Resources Group, Inc.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

NOTE 3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company did not have any liabilities subordinated to claims of General Creditors as of February 29, 2004.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc., and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4. NET CAPITAL REQUIREMENT

The Company does not carry customer accounts and is a "fully disclosed" broker-dealer subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 29, 2004 the Company had net capital of $179,369 which was $174,369 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .003 to 1.

No material differences exist between the amounts reported on the audited financial statements and the unaudited FOCUS IIA report as of February 29, 2004 filed by the Company.

CAPITAL RESOURCES, INC.
(A Wholly Owned Subsidiary of Capital Resources Group, Inc.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004

NOTE 5. EXEMPTION FROM SEC RULE 15C3-3

The Company does not collect customer funds or handle customer securities Accordingly, the company is in compliance with the exemptive provisions o Securities and Exchange Commission Rule 15c3-3 with respect to determination of reserve requirements and information relating to possessio and control.

NOTE 6. PROVISION FOR INCOME TAXES

The Company files a consolidated income tax return with its parent. As o March 1, 2000 the Company, with the consent of its stockholders, has electe under the Internal Revenue Code to be an S corporation. In lieu o corporation income taxes, the stockholders of an S corporation are taxed o their proportionate share of the Company's taxable income. Therefore, n provision or liability for federal income taxes has been included in the financial statements.

The Company's portion of state income tax accrued for the current year was $10

NOTE 7. PROFIT SHARING PLAN

The Company has adopted a profit sharing plan covering all full-time employees of the Company who have one year of service and are age 21 o older. Contributions to the plan are discretionary and determined each yea by the Board of Directors. During the year ended February 29, 2004, the company did not make any contributions to the plan.

CAPITAL RESOURCES, INC.
(A Wholly Owned Subsidiary of Capital Resources Group, Inc.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004

NOTE 8. RELATED PARTY TRANSACTIONS

The Company has entered into a cost sharing arrangement with its paren Capital Resources Group, Inc. During the year ended February 29, 2004, n amounts were reimbursed to or by Capital Resources Group, Inc.

NOTE 9. CONTINGENCIES

The Company is involved in legal actions arising in the normal course o business. In the opinion of the management, the ultimate resolution of thes actions is not expected to have a material adverse effect on the Company' financial position.

NOTE 10. SUBSEQUENT EVENT

On March 1, 2004 the Company made a distribution to its shareholder in the amount of $101,000. After this distribution, the Company had a net capital o $78,369 which was $73,369 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF FEBRUARY 29, 2004

CAPITAL RESOURCES, INC.
(A Wholly owned Subsidiary of Capital Resources Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended February 29, 2004

Net capital	
Total stockholder's equity	$ 179,369
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	179,369
Deductions and/or charges	
Non-allowable assets	-
Net capital before haircuts	179,369
Less: Haircuts	-
Adjusted capital	179,369
Less: Unrealized loss in market value of securities	-
Net capital	179,369
Computation of basic net capital requirement:	
Minimum dollar net capital requirement	5,000
Excess net capital	$ 174,369
Aggregate indebtedness	$ 502
Ratio: Aggregate indebtedness to net capital	.003 to 1

GOLD, LEINS & ADOFF
Certified Public Accountants

Donald Gold, CPA
Charles R. Leins, CPA
Stanley Adoff, CPA

Members of the
American Institute of
Certified Public Accountants

REPORT ON INTERNAL CONTROLS

Board of Directors
Capital Resources, Inc.

We have audited the financial statements of Capital Resources; Inc. (the Company) for the year ended February 29, 2004, and have issued our report thereon dated April 23, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Capital Resources, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

51 Monroe Street • Suite 1900 • Rockville, Maryland 20850
301-340-6300 Office • 301-340-7168 Telefax

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Capital Resources, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 29, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and the Securities Investor Protection Corporation and should not be used for any other purpose.

Gold, Levine & Adoff

April 23, 2004